UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-164036

JX HOLDINGS KABUSHIKI KAISHA
(Exact name of registrant as specified in its charter)
JX HOLDINGS, INC.
(Translation of registrant name into English)
6-3, Otemachi 2-Chome
Chiyoda-ku, Tokyo 100-8161
Japan
(81-3) 6275-5006
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common stock
(Title of each class of securities covered by this Form)
Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

PART I.

Item 1.     Exchange Act Reporting History

A.      JX Holdings, Inc. (the “Registrant”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on April 1, 2010 as a result of its succession to the reporting obligations of Nippon Oil Corporation (“Nippon Oil”) and Nippon Mining Holdings, Inc. (“Nippon Mining”), in connection with the joint share transfer under Japanese law establishing the Registrant as the holding company and sole shareholder of each of Nippon Oil and Nippon Mining. Nippon Oil and Nippon Mining each first incurred the duty to file reports under section 13(a) or section 15(d) of the Exchange Act on December 28, 2009, the date that the joint filed registration statement of Nippon Oil and Nippon Mining on Form F-4 (the “Form F-4”) was declared effective by the Securities and Exchange Commission (the “Commission”). On April 1, 2010, Nippon Oil and Nippon Mining each filed a notice on Form 15 pursuant to Rule 15d-6 under the Exchange Act informing the Commission of the suspension of the duties of Nippon Oil and Nippon Mining to file reports under section 13(a) or section 15(d) of the Exchange Act.

B.      The Registrant has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form 15F and has filed at least one annual report (on Form 20-F) under section 13(a).

Item 2.     Recent United States Market Activity

The Registrant’s securities were last sold in the United States in a registered offering under the Securities Act in December 2009 pursuant to the Form F-4.

Item 3.     Foreign Listing and Primary Trading Market

A.      The Registrant has maintained a listing of its shares of common stock on the Tokyo Stock Exchange (the “TSE”) in Tokyo, Japan, the Osaka Securities Exchange (the “OSE”) in Osaka, Japan, and the Nagoya Stock Exchange (the “NSE”) in Nagoya, Japan.

B.      The Registrant’s shares of common stock were initially listed on the TSE, OSE and NSE on April 1, 2010. The Registrant has maintained a listing of its shares of common stock on the TSE, OSE and NSE for at least the 12 months preceding the filing of this Form 15F.

C.      During the 12-month period beginning April 1, 2010 and ending March 31, 2011, 99.9717% of trading in the Registrant’s shares of common stock occurred in Japan. The trading market for the Registrant’s shares of common stock in Japan is larger than the trading market for the Registrant’s shares of common stock in the United States as of the same 12-month period.

Item 4.     Comparative Trading Volume Data

A.      The Registrant is relying on Rule 12h-6(a)(4)(i) and is using the 12-month period beginning April 1, 2010 and ending March 31, 2011 to meet the requirements of that rule provision.

B.      During this 12-month period, the average daily trading volume (“ADTV”) of the Registrant’s shares of common stock in the United States was 3,515 shares and the ADTV of the Registrant’s shares of common stock on a worldwide basis was 12,422,803 shares.

The Registrant has reflected in the calculation of the trading volume on a worldwide basis for purposes of Item 3.C as well as the average daily trading volume on a worldwide basis of shares of its common stock for purposes of Items 4.B and 4.C (1) daily trading volumes of shares of its common stock on the TSE, OSE and NSE and (2) daily trading volumes of shares of its common stock in the United States. The Registrant has reflected in the calculation of such daily trading volumes of the Registrant’s common stock in the United States (a) daily trading volumes of such shares of common stock in the United States and (b) daily trading volumes of American Depositary Shares representing such common stock in the United States.

C.      For the same 12-month period, the ADTV of the Registrant’s shares of common stock in the United States as a percentage of the ADTV for the Registrant’s shares of common stock on a worldwide basis was 0.0283%.

D.      Neither of the Registrant’s common stock nor American Depositary Shares representing such common stock are or have been listed on any national securities exchange or inter-dealer quotation system in the United States.

E.      None of the existing American Depositary Receipt programs in respect of the Registrant’s common stock are or have been sponsored by the Registrant.

F.      The source of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 is Bloomberg L.P.

Item 5.     Alternative Record Holder Information

Not applicable.

Item 6.     Debt Securities

Not applicable.

Item 7.     Notice Requirement

A.      The Registrant published the notice, required by Rule 12h-6(h), disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on April 4, 2011.

B.      The notice was disseminated in the United States through Business Wire, a wire service. A copy of the notice is attached as Exhibit 1.1 to this Form 15F.

Item 8.     Prior Form 15 Filers

Not applicable.

PART II

Item 9.     Rule 12g3-2(b) Exemption

The Registrant will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet Web site at http://www.hd.jx-group.co.jp/english/.

PART III

Item 10.   Exhibits

1.1 Press release dated April 4, 2011.

Item 11.   Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)      The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)      Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)      It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, JX Holdings, Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, JX Holdings, Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

JX Holdings, Inc.

By:	/s/ Hisao Abe
	Name:	Hisao Abe
	Title:	General Manager,
IFRS Project Department

Date:  April 4, 2011